UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
654407105
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)
|_|	Rule 13d-1(c)
|X|	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)	Page 1 of 5 pages

CUSIP No. 654407105

____________________________________________________________________________________________________

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Shuang Wang ____________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	Not Applicable

____________________________________________________________________________________________________

3.	SEC Use Only

____________________________________________________________________________________________________

4.	Citizenship or Place of Organization	The People’s Republic of China

____________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power None
6. Shared Voting Powe 2,380,213 ordinary shares (Note)
7. Sole Dispositive Power None
8. Shared Dispositive Power 2,380,213 ordinary shares (Note)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,380,213 ordinary shares (Note)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	6.8%

____________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions)	IN

____________________________________________________________________________________________________

____________________________________________________________________________________________________

Note: Value Chain International Limited (“Value Chain”) owns 2,002,312 ordinary shares of the Issuer. The Reporting Person and Ms. Min Dong are husband and wife and together beneficially own Value Chain’s 2,002,312 ordinary shares of the Issuer through their 100.0% ownership of Value Chain.

In addition, the Reporting Person and Ms. Min Dong also directly beneficially own 377,901 ordinary shares of the Issuer. Such ordinary shares include (i) 174,914 ordinary shares owned by the Reporting Person; (ii) 92,680 ordinary shares underlying the Reporting Person’s share options that are currently exercisable or exercisable within 60 days of the date of this filing; (iii) 70,592 ordinary shares owned by Ms. Min Dong and (iv) 39,715 ordinary shares underlying Ms. Min Dong’s share options that are currently exercisable or exercisable within 60 days of the date of this filing.

Item 1.

(a)	Name of Issuer:

Ninetowns Digital World Trade Holdings Limited

(b)	Address of Issuer's Principal Executive Offices

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

Item 2.

(a)	Name of Person Filing
Shuang Wang
(b)	Address of Principal Business Office or, if none, Residence

c/o Ninetowns Digital World Trade Holdings Limited

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

(c)	Citizenship
The People’s Republic of China
(d)	Title of Class of Securities
Ordinary Shares
(e)	CUSIP Number
654407105

Item 3.	Not applicable
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
2,380,213 ordinary shares (Note)
(b)	Percent of class:
6.8%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
None

(ii)	Shared power to vote or to direct the vote:
2,380,213 ordinary shares (Note)
(iii)	Sole power to dispose or to direct the disposition of :
None
(iv)	Shared power to dispose or to direct the disposition of :
2,380,213 ordinary shares (Note)

Note: Value Chain International Limited (“Value Chain”) owns 2,002,312 ordinary shares of the Issuer. The Reporting Person and Ms. Min Dong are husband and wife and together beneficially own Value Chain’s 2,002,312 ordinary shares of the Issuer through their 100.0% ownership of Value Chain.

In addition, the Reporting Person and Ms. Min Dong also directly beneficially own 377,901 ordinary shares of the Issuer. Such ordinary shares include (i) 174,914 ordinary shares owned by the Reporting Person; (ii) 92,680 ordinary shares underlying the Reporting Person’s share options that are currently exercisable or exercisable within 60 days of the date of this filing; (iii) 70,592 ordinary shares owned by Ms. Min Dong and (iv) 39,715 ordinary shares underlying Ms. Min Dong’s share options that are currently exercisable or exercisable within 60 days of the date of this filing.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006
	Signature:	/s/ Shuang Wang
Shuang Wang